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                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                         For the month of February 2003


                                 HOLLINGER INC.
                 (Translation of registrant's name into English)


                                10 TORONTO STREET
                            TORONTO, ONTARIO M5C 2B7
                                     CANADA
                    (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F                      Form 40-F  X
                          ---                             ---

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes                            No X
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                                  EXHIBIT LIST

                                                               SEQUENTIAL
EXHIBIT      DESCRIPTION                                       PAGE NUMBER
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  99.1       Press release regarding the announcement of           4
             US$110 million debt issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2003

                                  HOLLINGER INC.


                                  By: /s/ Charles G. Cowan, Q.C.
                                      --------------------------
                                  Name and Title: Charles G. Cowan, Q.C.
                                                  Vice-President and Secretary


                                       3